June 30, 2005

                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

     Re: American Republic Realty Fund I Schedule TO-T filed June 2, 2005, by Everest Properties II, LLC

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of June 10, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. In response to the comment, the offer has been amended in "Future Plans of the Purchaser" to clarify that there is no current intention to seek to influence the management and affairs of the Partnership.

     The offeror's financial statements are not material to persons considering the Offer, for the following reasons. The distinction made in the instruction to
Item 10 between full and partial tender offers is meaningless in all-cash offers. Whether an all-cash offer is for all of the class of securities or only part of the class does not affect the materiality of the financial statements to security holders receiving the offer, who in both cases must choose between selling or continuing to hold.

     For persons who would sell, the offer is for cash, so the reasonable selling investor would only be concerned with the bidder's current source of funding to pay for the selling investors' units. That information is disclosed in "Source of Funds," stating "cash and cash equivalents." Beyond that disclosure, the financial position of the bidder and its historical operating results are irrelevant, as the instructions to Item 10 implicitly acknowledge by deeming such financials immaterial when the offer is for all of the securities of the class.

     For persons who will continue to hold the security (either because they choose not to tender or they get prorated), Purchaser does not believe its financial statements are material to persons considering the Offer. Limited partnership agreements in general, and this Partnership's specific limited partnership agreement, require any approval by limited partners to be made by an actual majority of the outstanding securities (as opposed to a majority of a quorum). Therefore, the general partner has sole legal and practical control over the partnership until a limited partner (or a `group') has more than 50% of the limited partner interests, because only then could a limited partner (or group) remove the general partner at will. Even ownership of a 39% position would give the Purchaser and affiliates no greater influence or control over the Partnership's management and affairs than the limited partner with the smallest position. This is true because there is no board of directors to which a director may be elected by someone with a large (but not majority) position.

     Even if a 39% limited partner could be considered a "dominant security holder," which Purchaser would dispute, the statement made in Note 195 of Exchange Act Release No. 42055, does not present any logical connection between the financial position or performance of a "dominant or controlling security holder" and what that security holder might do with its influence or control. How would knowing the financial information of such an influential security holder assist a co-owner in predicting what that influential security holder might do later with its influence? Financial statements of the bidder would not really provide security holders with a meaningful ability to predict the future actions of that influential security holder any better than they could without the financial statements. The foregoing reasoning is supported by the fact that
Schedule 13D, which sets forth the disclosure requirements by which security holders will be able to understand and attempt to predict what a dominant security holder might do with its position of influence, does not require financial statements.[FN1]

     For the foregoing reasons, the financial statements of the Purchaser are immaterial to security holders considering the offer, whether they end up selling or holding the securities.

------------

[1] I recognize the irony of this observation given Everest Management's delinquency in making its Schedule 13D filing, which is being redressed concurrently herewith.

     2. In response to the comment, the offer has been amended in "Certain Information Concerning the Partnership - Trading History of the Units" and in "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts." Please also see the response herein to Comment 5.

     3. In response to the comment, the offer has been amended in "Withdrawal Rights."

     4. In response to the comment, the offer has been amended in "Conditions of the Offer."

     5. Everest Management, LLC increased its holdings through a single, private block purchase. Details of the transaction are being included in the offer by the amendment being made concurrently herewith. An amended Schedule 13D is also being filed concurrently herewith. We acknowledge the Staff's admonition expressed in the comment and supplementally inform you that no interim acquisitions or votes of the securities have occurred.

     6. As set forth in the section identified in the comment, the Purchaser is unable to make that determination. Only the general partner of the partnership would have the information necessary to make such determination. The process that bidder would apply if bidder is notified by the general partner that a tax termination could occur is set forth in "Terms of the Offer; Expiration Date; Proration" which refers to the possibility that "transfers of Units are limited by the Partnership Agreement to a number of Units (the "Transfer Limit") less than 1,500 Units, and the number of Units that are Properly Tendered exceeds the
Transfer  Limit . . . ." That  description  addresses  the  technical  (although unlikely) possibility of a limit on transfers being imposed in order to avoid a tax termination. It is not really a condition to the offer because the bidder would accept the number of units that it could, up to such Transfer Limit (if imposed).

     7. We do not believe this comment is appropriate because, by definition, any description of tax consequences to a group of individuals who have different individual tax situations is a "general discussion," i.e., not specific to the individual. In addition, the reference to "certain" tax consequences is also appropriate - it is not possible, or even helpful, to explain exhaustively all possible tax consequences. However, in response to the comment, we have revised the introductory statement to describe the section as "a general discussion of the principal federal income tax consequences."

     Furthermore, we disagree that security holders are entitled to rely on the tax consequences disclosure to determine their individual tax consequences - they must obtain advice from their own tax attorney or accountant or analyze their own circumstances to understand the actual tax consequences to them. A bidder does not become a security holder's tax advisor by making an offer.

     Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

     We are filing an amendment concurrently with this letter and disseminating it to the Unit Holders in the same manner as the initial materials were disseminated. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,


                                        /S/ Christopher K. Davis
                                        ------------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel

CKD:ckd